UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 4)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
THERMA-WAVE, INC.
(Name of Subject Company)
THERMA-WAVE, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
Series B Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
88343A108 (Common Stock)
None (Series B Preferred Stock)
(CUSIP Number of Class of Securities)
Joseph J. Passarello
Senior Vice President and
Chief Financial Officer
1250 Reliance Way
Fremont, California 94539
(510) 668-2200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Michael C. Phillips, Esq.
Michael O’Bryan, Esq.
Morrison & Foerster llp
755 Page Mill Road
Palo Alto, California 94304
(650) 813-5600

Item 8. Additional Information.
Item 9. Exhibits.
SIGNATURE
EXHIBIT 99.(A)(1)(K)

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”), by Therma-Wave, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Fenway Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of KLA-Tencor Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated January 18, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of (1) the Company’s common stock (“Common Stock”), at a per share purchase price of $1.65 in cash, and (2) the Company’s Series B Preferred Stock (“Series B Preferred Stock”), at a per share purchase price of $1.65 in cash per share of Common Stock into which each share of Series B Preferred Stock is convertible at the time of the consummation of the tender offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 18, 2007, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated in this Amendment No. 4 except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 8. Additional Information.
     The section titled “Antitrust — Outside of the United States — Germany.” in Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph to the end of such sub section:
     “On May 11, 2007, KLA-Tencor and the Company received written approval from the FCO for the acquisition of Tender Shares pursuant to the Offer.”
Item 9. Exhibits.
     The Exhibit Table in Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(1)(K)	Press Release issued by Therma-Wave, Inc., dated May 11, 2007.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: May 11, 2007

By:	/s/ Joseph J. Passarello
Name:	Joseph J. Passarello
Title:	Senior Vice President and
Chief Financial Officer